SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 1st, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad CFO

Dated: May 1st, 2006

FOR IMMEDIATE RELEASE

SILICOM PENETRATES JAPAN: MAJOR DESIGN WIN
WITH WORLD LEADING, TOP TIER JAPANESE
SERVER MANUFACTURER

        KFAR SAVA, Israel, May 1, 2006 – Silicom Ltd. (NASDAQ & TASE: SILC) today announced a major new Design Win from one of the world’s top tier server manufacturers, representing its first Japanese Design Win. The Design Win followed a rigorous 30-month discussion, evaluation and qualification process during which the customer scrutinized Silicom’s manufacturing and support capabilities together with all aspects of the Silicom copper and fiber Gigabit Server adapters that the customer intends to use within its server systems.

        Silicom has already delivered first shipments of the Company’s server adapters to the customer per its initial production orders and received additional orders for future deliveries.

        “The selection of our product by such a large and prestigious company – especially one that is known for its extreme standards for quality, reliability and performance – takes our credibility to a new level and paves the way towards additional penetration of the strategic Japanese market,” said Mr. Shaike Orbach, President and CEO of Silicom. “Beyond the significant potential represented by this Design Win, we will now begin marketing additional products within the same division, as well as to the other divisions of this customer’s worldwide organization which have indicated an interest in our products. In addition, the Design Win is already making it easier for us to gain entry into other major Japanese manufacturers.

        “As such, this Design Win is an important boost to the momentum that we have been building steadily over the past two years. We are proud to have recently posted another record quarter with the highest sales and profits in our history. With growing markets, a base of about 35 existing Design Wins, a top-quality reputation and a strong track record with the industry’s largest players, we are more excited than ever regarding our future prospects.”

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Eran Gilad, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: erang@silicom.co.il